Hansen Barnett & Maxwell
Memorandum
PME 8/15/2000 DDH
August 15, 2000

FACTS

On June 30, 2000, The Murdock Group (TMG) acquired through its real estate division, 750.68 acres of raw land in Eagle Mountain, a city in Utah County, Utah (the "Property"), in exchange for 6,088,584 of its class A common voting shares (the "Shares") and $1,612,684 in cash. TMG, through its Real Estate Division, plans to add entitlements to the Property, primarily concept planning and rezoning, and sell it off to one or more developers over the next 2 years.

TMG acquired the Property from the Smiths by merging with the corporations and purchasing the other parcels for cash, see below:

The real estate was owned as follows:

G&J Farms, Inc., a Utah corporation which owned 355.7458 acres of the Property, in exchange for 3,124,824 Shares. This represents 3,124,824 shares of TMG for each share of G&J.

G.S.F., Inc., a Utah corporation which owned 316.6145 acres of the Property, in exchange for 2,781,100 Shares. This represents 2,781.1 shares of TMG for each share of GSF.

These entities, G&J Farms and GSF, Inc., were holding companies which leased the land to related companies for farming purposes; these entities conducted no other business activities.

TMG purchased for cash 78.32 acres of additional property held by the following parties as tenants in common:

Grant B. Smith, 25.71%;                     $414,636  cash
James E. Smith, 25.71%; and                 $414,636  cash
Grant Smith Farms L.P., 48.58%,             $783,424  cash

These funds were borrowed by the TMG from Clark Real Estate.

The partnership (LP) is owned 61% by the Smiths and 39% by family members.

Immediately after these transactions, the Smiths as the sole shareholders of the corporations became the owners of 23.51% of the outstanding shares of the registrant as follows:

Grant B. Smith, 17.29%, and
James E. Smith, 6.22%.

Prior to the transactions neither was affiliated with the registrant.

TMG has entered into a lease agreement

CONSIDERATIONS:

In the transaction stock in TMG was exchanged for stock in G&J, Inc. and GSF, Inc., to acquire a majority of the real estate purchased. In addition, cash was paid out to acquire additional acreage.

How should the acquisition of the two corporations be treated, in view of the merger - stock for stock?

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Should the mergers be treated as consolidations, if the corporations have operations and those operations were transferred with the real estate, what effect would that have?

Should the merger be treated as an asset acquisition, if the corporations only transferred ownership of the property and no operations?

The two corporations were holding companies which leased the land to related companies for farming purposes; they conducted no other business activities.

CONCLUSIONS:

Based on representations of the Form 8-K filed with the SEC, Chet Nichols, Controller; and Perry Frandsen, Vice President of the Real Estate Division, there were no operations in those two corporations and the farming operation of the Smith family did not transfer to TMG.

Reviewed Article 11 - Pro Forma Financial Information and the definition of what constitutes a business and SEC Consensus Views, Issue 89-3, for applicability of asset purchase versus business merger.

TMG has purchased raw land in Utah County. The Corporations that were the previous owners had no operations in these corporations other than leasing of the land to their own family partnerships. There were no farming operations in these corporations and TMG has no intent to farm these lands. TMG has leased back the land to the corporations and no lease payments are due TMG, as long as the Smith family continues to farm the land and the property taxes to be paid are the "greenbelt taxes" rather than the regular property taxes.

As the lease can be cancelled at any time by TMG, no prepaid lease income was determined to be required to be calculated.

It is our conclusion that this transaction is to be treated as the purchase of an asset rather than the merger of corporations and having the merging in of operations and presenting consolidated financial statements.